Muldoon Murphy Faucette & Aguggia llp

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

TEL: (202) 362-0840
FAX: (202) 966-9409

www.muldoonmurphy.com

December 17, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	FedFirst Financial Corporation Registration Statement on Form SB-2

Dear Sir or Madam:

     Enclosed herewith for filing please find the Registration Statement on Form SB-2 for FedFirst Financial Corporation, the holding company for First Federal Savings Bank, a federally chartered stock savings association, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $3,503, which constitutes the filing fee for the Registration Statement.

     If you have any questions regarding this filing, please contact the undersigned or Paul M. Aguggia at (202) 362-0840.

Very truly yours, MULDOON MURPHY FAUCETTE & AGUGGIA LLP /s/ Aaron M. Kaslow Aaron M. Kaslow

Enclosures
cc:	Peter D. Griffith, President and CEO Paul M. Aguggia, Esq.